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                                                                  Exhibit (a)(5)

CONTACT:       Quadrangle Associates I LLC
               (888) 448-5554 (toll free)

FOR IMMEDIATE RELEASE



               JERICHO, NEW YORK, September 20, 1999 - Quadrangle Associates I L.L.C. today announced that it has extended the expiration date of its outstanding offer for limited partnership interests in Winthrop Partners 80 Limited Partnership. The expiration date for each tender offer has been extended to 12:00 midnight, New York time, on Thursday, September 30, 1999. The offer was previously scheduled to expire at 12:00 midnight on September 20, 1999.

               As of the close of business on September 17, 1999, approximately 6,228.48 interests had been tendered pursuant to the offer.

               For further information, please contact Quadrangle Associates I L.L.C. at (888) 448-5554 (toll free).